SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 3)*


                            ANIKA THERAPEUTICS, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    035255108
                  ---------------------------------------------
                                 (CUSIP Number)


                              Frank J. Marco, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                          Connecticut Financial Center
                                157 Church Street
                               New Haven, CT 06510
                                 (203) 777-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 12, 2004
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==================================================
CUSIP NO.  035255108                  13D
==================================================

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1     NAMES OF REPORTING PERSONS
      Axiom Venture Partners L.P. (the "Reporting Person")

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 06-1392421

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      N/A

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Delaware

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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              65,926
        OWNED BY        --------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0
          WITH
                        --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                65,926

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      65,926

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .006%

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14    TYPE OF REPORTING PERSON

      PN

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                                Page 2 of 4 pages

Item 1.           Security and Issuer

      This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Anika Therapeutics, Inc., a Massachusetts corporation, whose principal executive officers are located at 160 New Boston Street, Woburn, Massachusetts 01801. The Reporting Person hereby amends its statement on Schedule 13D relating to the shares of Common Stock as set forth below.

Item 5.           Interest in Securities of the Issuer

      Items 5 of the statement on Schedule 13D filed by the Reporting Person on December 1, 1997 is hereby amended and restated to read as follows:

(a) As of the date hereof, the Reporting Person is deemed to beneficially own, in the aggregate, 65,926 shares of Common Stock underlying stock options that are exercisable within 60 days of the date hereof.

(b) Not applicable.

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected since the most recent filing on Schedule 13D by any of the Reporting Persons.


                                                         NUMBER OF SHARES
NAME                                         DATE          DISTRIBUTED
----                                         ----          -----------

Axiom Venture Partners, L.P.                4/12/04           845,710


(d) Not applicable.

(e) On April 12, 2004 the Reporting Person made a distribution of 845,710 shares of Common Stock (which amount included 3,020 shares of Common Stock received as a result of the issuance of dividends) to its general partner and its limited partners. As of April 12, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


                                Page 3 of 4 pages

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 21, 2004

AXIOM VENTURE PARTNERS L.P.

By:      /s/ AXIOM VENTURE ASSOCIATES L.P.
         Axiom Venture Associates L.P.
         Its General Partner

         By:      /s/ Samuel McKay
                  Samuel McKay



                                Page 4 of 4 pages